Exhibit 99.1

Cenovus Energy Inc.
Annual Meeting of Shareholders
April 30, 2014

Report of Voting Results

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 30, 2014 in Calgary, Alberta. Each matter voted on is described in greater detail in the Corporation’s 2014 Management Proxy Circular which is available at cenovus.com.

1.                                      Election of Directors  On a vote by ballot, each of the following nine nominees proposed by management were elected directors of the Corporation:

	Votes For		Votes Withheld
Nominee	Number	Percent	Number	Percent
Ralph S. Cunningham	503,974,680	95.94%	21,313,520	4.06%
Patrick D. Daniel	507,667,153	96.65%	17,621,472	3.35%
Ian W. Delaney	505,472,447	96.23%	19,816,273	3.77%
Brian C. Ferguson	524,608,684	99.87%	679,610	0.13%
Michael A. Grandin	521,438,633	99.27%	3,850,086	0.73%
Valerie A.A. Nielsen	524,242,426	99.80%	1,046,295	0.20%
Charles M. Rampacek	521,782,304	99.33%	3,506,127	0.67%
Colin Taylor	508,122,823	96.73%	17,165,896	3.27%
Wayne G. Thomson	521,070,046	99.20%	4,208,124	0.80%

2.                           Appointment of Auditors  On a vote by a show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was reappointed as auditor of the Corporation.

3.                           Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation  On a vote by ballot, an advisory resolution was passed to approve the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent

462,239,926	88.00%	63,045,686	12.00%